Filed by Plains Exploration & Production Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Pogo Producing Company

Commission File No.: 1-07792

TRANSCRIPT

The following is a transcript of a conference call held by Plains Exploration & Production Company on November 1, 2007. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. The Company believes that none of these inaccuracies is material. A reply of the recorded conference call will be available through November 15, 2007 and can be accessed by dialing 1-877-519-4471 or 1-973-341-3080, Replay ID: 9333047. A replay of the recorded conference call will also be accessible for 60 days through the Company’s website at www.pxp.com.

Operator

Good morning. My name is Jason and I will be your conference operator today. At this time, I would like to welcome everyone to the PXP third-quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS)

Thank you. It is now my pleasure to turn the floor over to your host, Mr. Scott Winters, Vice President of Investor Relations. Sir, you may begin your conference.

Scott Winters - Plains Exploration & Production Company - VP IR

Operator, thank you, and good morning, everybody. Welcome to PXP’s third-quarter 2007 earnings conference call. Our results were released earlier this morning. A copy of the press release and a short slide presentation are available on our website at PXP.com.

PXP plans to file our 10-Q this week. There is a lot of information in the document, so please read it when it becomes available, for additional details and discussion on the quarterly results. Our conference call is being broadcast live on the Internet, and anyone may listen to the call or the replay by accessing our Company website.

Before we begin today’s comments, I would like to remind everybody that during this call there will be forward-looking statements as defined by the Securities and Exchange Commission. These statements are based on our current expectation and projections about future events and involve certain assumptions, known as well as unknown risks, uncertainties, and other factors that could cause our actual results to differ materially. Please refer to our Forms 10-K, 10-Q, and 8-K filed with the SEC for a complete discussion on forward-looking statements.

On the call today is Jim Flores, our Chairman, President and CEO; Doss Bourgeois, our EVP of Exploration & Production; Winston Talbert, our EVP and CFO; John Wombwell, our EVP and General Counsel.

The third quarter was a strong quarter both financially and operationally as we continue building on previous quarters’ successes. On a per-share basis, PXP reported net income of $0.45 per diluted share in the third quarter of 2007, which is up from $0.35 in the second quarter and up from $0.28 in the first quarter of this year.

Along with net income, operating cash flow—a non-GAAP measure—and gross margin per BOE before DD&A—a GAAP measure—both showed significant consecutive quarterly improvements.

Operating cash flow in the third quarter of 2007 increased 35% over the second quarter of 2007 and nearly 60% over the first quarter of this year. Gross margin per BOE before DD&A in the third quarter increased 18% over the second quarter of 2007 and about 30% over the first quarter this year.

Please refer to the explanation and reconciliation of the non-GAAP measure located in the table at the end of the press release.

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FINAL TRANSCRIPT

Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

Oil and gas revenues in the third quarter of 2007 compared to the second quarter of 2007 increased approximately 17%, due to stronger oil prices and increased sales volumes. Sales volumes increased 7% to 57.1 thousand barrels of oil equivalent per day during the third quarter of 2007, from 53.5 thousand barrels of oil equivalent per day in the second quarter of this year.

Slightly higher California volumes combined with a full quarter of Piceance Basin volumes more than offset lower Gulf Coast volumes. Since the first quarter of 2007, PXP production and sales volumes have increased about 10%.

The average realized price for oil increased about $8.90 during the third quarter of 2007, reflecting higher NYMEX oil prices. The average realized price for natural gas decreased about $2.10 due to the decrease in the index price for natural gas and higher differentials for the Piceance Basin properties.

Oil and gas revenues in the third quarter of 2007 compared to the third quarter of 2006 increased primarily due to the absence of an oil revenue hedging loss in 2007, which was partially offset by decreased volumes as a result of the sale of oil and gas properties in 2006.

Total production costs per unit in the third quarter of 2007 compared to the second quarter 2007 improved by nearly $1.30 per BOE due to higher sales volumes and lower costs. Higher sales volumes reflect the Piceance Basin property acquisition. Lower costs reflected primarily reduced steam gas cost due to the lower natural gas prices paid for the gas used in steam operations, which were partially offset by electricity costs that reflect higher usage of electrical submersible pumps, and a temporary reduction of our cogeneration capacity at one of our onshore California fields, and slightly higher gathering and transportation costs which reflect the addition of Piceance Basin properties.

Total production costs per unit in the third quarter of 2007 compared to the third quarter of 2006 increased due to lower sales volumes related to the asset sales and higher LOE and steam operating costs.

LOE costs for that period reflect increased expenditures for repairs and maintenance, well workovers, increased labor costs, and general cost increases from service providers. The steam operating costs reflect higher steam volumes and a higher cost of gas used in steam generation.

As we have discussed in the prior two earnings calls, because we sold California producing properties in 2006 that provided much of the gas used in the steaming operations, there is a structural change in the source of the natural gas used in our steaming operations. The higher steam costs in the third quarter of 2007 over the same quarter a year ago reflects the fact that almost all the gas burned to generate steam was purchased, while in 2006, a large portion of the gas burned was produced from the Company’s properties; and costs for these volumes consisted only of transportation costs.

G&A expense in the third quarter of 2007 compared to the second quarter of 2007 and to the third quarter of last year decreased, due mainly to lower stock-based compensation expense.

In the third quarter of 2007, we recognized a $39.2 million loss related to the mark-to-market derivative contracts. Cash payments related to contracts that expired totaled $25.6 million. Our derivative position in 2007, 2008, and 2009 consists of crude oil put options. Any potential loss on these contracts will be limited to the costs of the options.

Operationally, PXP delivered another strong quarter. PXP’s ongoing Gulf of Mexico exploratory program continues to yield significant results.

We announced a significant discovery at Flatrock exploratory prospect. The discovery well encountered eight pay sands totaling 260 net feet pay. Production test indicated a gross flow rate of approximately 71 million cubic feet of natural gas per day and 739 barrels of condensate, which is about 17 million cubic fee equivalent net to PXP.

Three additional locations have been selected to provide further options for development of the multiple reservoirs found in the Rob-L and Operc sections. One of those locations is currently being drilled. A rig will be on the second location shortly, and a third location has been permitted.

Our production test during the quarter at Hurricane Deep discovery indicated a gross flow rate of approximately 15.4 million cubic feet per day, 3.3 million cubic feet per day net to PXP.

In the Flatrock area, the developments of Flatrock and Hurricane Deep are expected to have first sales volumes in the fourth quarter and to contribute meaningful production in 2008.

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FINAL TRANSCRIPT

Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

The Cottonwood Point exploratory prospect was drilled to a total depth of nearly 20,000 feet, and will be completed in the Rob-L section. As previously announced, wireline logs indicated the well encountered 43 feet of net hydrocarbon bearing sands over an approximate 92-foot gross interval in the upper Rob-L section.

The Shell-operated Vicksburg exploratory prospect was drilled to a depth of approximately 25,400 feet. The well has been temporarily abandoned while drilling results are being evaluated.

Three additional high-impact Gulf of Mexico exploration prospects are currently drilling—Bob North in the Mississippi Canyon Block 860; Buckhorn in the South Pass 19; and Terrebonne in Green Canyon Block 452.

Now switching onshore to the Piceance Basin, PXP integrated the properties and completed the first planned Collbran Valley Gas Gathering System compression expansion project in early October. Sales volumes averaged 7,200 net barrels of oil per day in September, representing a 20% increase in sales volumes from the time of acquisition.

PXP is operating five drilling rigs, and drilled a total of 26 successful wells during the third quarter, and plans to drill 20 to 30 wells during the fourth quarter.

Now in California, PXP continues to focus on the waterflood projects in the Los Angeles Basin and the steam-enhanced recovery projects in the San Joaquin Valley.

The past nine months have been prosperous, and the momentum continues to build as we drill the remaining planned high-impact exploration inventory, develop our California, Gulf of Mexico, and Piceance Basin assets, and close the proposed acquisition of Pogo Producing Company. The shareholder vote is scheduled next Tuesday, November 6. With that, I will turn the call over to Jim.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Thanks, Scott. Welcome and good morning, everyone. Just a few comments and we will turn it over to questions. I know everybody has a busy morning.

The operations here at PXP are continuing to ramp up as far as performance on the operations side, consistency on the operating side.

The transition we started 18 months ago of trying to find assets or take our business to—not only a—preserve the high cash generating assets and the commodity exposure, but also the operational leverage, where we could start growing the Company through additional assets that could grow.

Our investment in the Piceance as you heard from Scott has already gone through the first expansion. We are fully integrated there, and we have increased production about 50% over where we—when we took it over. We are going to increase it another significant amount by year end. We will get it up to about an 80% increase this year, and look for compounding 20% growth rates going forward in ‘08, ‘09, ‘10, and ‘11 toward—our ultimate production rates we think is 250 to 300 million a day there. So that has been tucked away.

The Flatrock area is going to be a significant growth area for several years. So PXP from the standpoint has really accomplished a lot of its objectives to get near-term growth.

At the same point in time, continued to invest in our highly-profitable exploration programs in the deepwater that continue to yield good results. I know the information comes slow there. At the same point in time, we are really teed up for some very nice occurrences and profit opportunities in the deepwater next year. We will be able to be a little more vocal there when we have opportunities, once the lease sales are out of the way and operator plans are fully designated.

So, with that preservation of those opportunities and then plus the real estate and the near-term growth opportunities that we have secured and executed on this year, PXP has accomplished a lot of objectives.

Now, secondly on the Pogo transaction, which has gotten a lot of color obviously in our stock performance here in this loop to loop we just did, as well as with a lot of shareholders. We—as some of our newer shareholders this summer, we spent a lot of time with them to get them to understand that our strategy at PXP is still consistent.

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FINAL TRANSCRIPT

Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

It is still the same. You reach page 34 of the proxy, it is in there, outlined pretty clearly. But it is an opportunistic strategy we have here.

The inventory build of our properties by acquiring Pogo came at just the right time. We have had a $25 increase in crude oil prices and about $1 on the gas side during—from announcement to date.

But more importantly, when we looked at PXP, with the enterprise value of PXP at the time of the announcement and about a 20% leverage on that enterprise value, when we were able to buy Pogo with or acquire Pogo with 45% leverage, we leveraged on a per-share basis more commodity, more barrels, more Mcfs to our net shareholders.

At the same point in time their Ranches area we think has the same growth characteristics as our Piceance and our Flatrock area. Their Vietnam has as much potential as our deepwater Gulf of Mexico, a little bit unproven.

So it matches up well. As many of our longtime shareholders know, we are very adept at executing and integrating these types of opportunities. We have already secured all the Pogo employees that we need to move forward with the Company on a combined basis.

Operations has been working very closely. We should have that well in hand here in 30 days, and for sure fully integrated by the year end; and accounting will take a quarter or two after that to get everything crossed over.

But all of the Pogo employees that we have been able to hire have been willing and highly proficient in what they do. We are very excited about them joining the PXP team next Wednesday.

So, for our standpoint, with the backdrop of commodity prices, the integration of the Pogo assets, as well as the PXP operation plan is unfolding, that there are some really spectacular times ahead for PXP.

In regards to operational performance, things like production costs are going to be going down on an integrated basis. LOE costs—I mean G&A costs will be going down on an LOE basis. Our bond and finance costs and so forth will be higher with the leverage on the combined basis; but we hope to be addressing that over time with cash flow and possible asset rationalization.

So, we are very pleased where we are in the world of E&P with the commodity price backdrop and post the Pogo transaction, with the vote imminent on Tuesday. And we appreciate everybody’s support there. So, with that, Scott, we will open it up to questions and get to the work at hand.

Scott Winters - Plains Exploration & Production Company - VP IR

Jason, thank you.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) David Kistler of Simmons.

David Kistler - Simmons - Analyst

Good morning, guys. Quick question. As we look at kind of the oil and gas relationship right now, and I guess a perceived dislocation in terms of the traditional 8-to-1 or MMBtus 6-to-1 relationship; and then think about your steam-enhanced recovery projects; how do you think about potentially locking in some of the gas costs associated with that, when the revenues coming out of it are primarily oil?

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FINAL TRANSCRIPT

Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Well, when we were short gas before we bought the Piceance, we thought about doing that financially. But now that we are long gas we just do it physically. Basically if gas price goes up, we have—our gas production to burn ratio is what, 8, 10 times now? So we will just make it up on the long side.

David Kistler - Simmons - Analyst

Okay. Then, kind of on that same thing, same theme, as we think about the integration of Pogo about a week away or so, obviously you have been working on it previously.

But with your kind of oil-levered Company right now, or slightly more oil-levered Company, how do you think about what you focus on attacking as far as projects, etc., within Pogo, given the oil and gas and government right now?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Remember, there’s two great oil basins in the United States, the California and the Permian. We are in California. Pogo is in the Permian. So that is obviously one of the very important constructs of this transaction. So they know oil; we know oil.

We grew up on the Gulf Coast, we understand gas and time of operations; they have some Gulf Coast assets. We are in the Rockies; they are in the Rockies. There is so much overlap of production it is really about getting the work done.

You know, I’m sure with bigger organizations or more complex organizations it takes a lot of integration. We are basically a—you know, feel very confident that the Pogo employees will adhere to the PXP way of doing things and enjoy it. They have already been enthusiastic. They are getting paid well.

So, the aspect of that, I think, we will continue to see enhancements and better production and lower cost going forward. So we don’t really see an issue.

I’m sure the Street has made an issue of geographics and also commodity mix. I mean, to us it is all hydrocarbons and dollars out of the ground. Frankly, it is really whether you view—thinks that gas is going to have more of a rebound opportunity or more of a recovery opportunity than oil growing faster than $95. You know, higher than $95 a barrel.

It is going to be kind of how the investors look at it, either way, is how we are going to be judged.

David Kistler - Simmons - Analyst

Right. Thanks for that clarification. One last thing. With kind of 2008 ahead of us here, thinking about the California land stuff. You mentioned that in the past that is where you thought you would have your opportunity to be looking at divesting that. Can we get just a touch of color on that?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Yes, it is still—we are on a regulatory timeline, it was a five-year timeline. We started in 2003, and we are moving through that.

We have got great partners, local partners in L.A., Lod Cook and his group. So we’re confident we are knocking down all the requirements. I mean, you know, it is on schedule for late next year to be—to have some clarification around entitlement and monetization. So nothing has changed there.

David Kistler - Simmons - Analyst

Great, thanks so much, guys.

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FINAL TRANSCRIPT

Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

Operator

(OPERATOR INSTRUCTIONS) Nicholas Pope of JPMorgan.

Nicholas Pope - JPMorgan - Analyst

Morning. Quick question about your—the McMoRan work. I was wondering how many wells you’ll have left on that agreement and if you all are planning to extend that agreement further.

If you do, what kind of costs are you going to see there? Are you going to have a higher—are you going to have to pay higher to get into the future wells, higher costs?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Well, Nick, it was always best efforts. This is more of a relationship than an agreement. How is that? From a standpoint. Because each project is large enough to stand on its own, as you know. Concern about the costs are one of the key things.

We had three areas that we wanted to explore. The Flatrock area, the State Lease 340 with the Chevron relationship. The second area was the Exxon relationship, and both of these were with McMoRan around the Cas well, which turned out to be a dry hole. The third area is our own proprietary Buckhorn area and so forth, which we are doing all on our own.

Well, what we hope to do is have one of these areas carry the other three in a fashion to where we would make some money. The Flatrock area on its own is double our expectations for the other two.

So we feel like even though we are disappointed Cas is a dry hole, and we can’t—we are not going to do pursuing that area involvement with Exxon, Jim Bob has got other ideas and other opportunities that we will look at on a best efforts basis.

If Buckhorn is successful, obviously we will have two areas which is obviously much better than having one. But with the size of Flatrock we feel like Buckhorn is even a free well.

So the Flatrock area, Just kind of rolling back to that, with the discoveries at Hurricane Deep, Flatrock, at Cottonwood Point, we just announced we are going to completion.

(inaudible) Mound Point South, and the reason why we did there is because it might be a production contributor to our same facilities at Flatrock. It is more of an additional production well. But there are some things going on around Mound Point South. Now that we know geophysically what looks like production, based on the Flatrock, and we do have some seismic signatures, we think, that give us a lot of clarification. And the newer vintage process seismic out there, we are working hand-in-hand with Chevron and McMoRan to kind of fully evaluate the whole area.

We are seeing additional opportunities in the Flatrock area beyond what we drilled so far. But those will be added on an as-needed basis. We haven’t seen anything of the size of Flatrock. But there are a lot of fault crotches out there with 50 to 100 BCF that can be quite productive, now that we know what production looks like on the seismic signature.

So I expect us to drill probably two to four Flatrock development wells out in the Flatrock area. Probably a Hurricane Deep offset, and maybe two more stepouts in these newer plays that we’re seeing geophysically.

Because I think McMoRan controls—I think, what is it—300,000 acres there with Chevron. And we are on a big piece of that, and I think we will just continue our relationship there.

So, the Flatrock area as it continues to develop and unfold is going to be a bigger and bigger part of our production profile going forward, with our 30% interest.

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FINAL TRANSCRIPT

Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

Nicholas Pope - JPMorgan - Analyst

Okay. In these future—to get into some of these future prospects, is there any additional cost other than your working interest cost that you might have to pay?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Not that I am aware of.

Nicholas Pope - JPMorgan - Analyst

Okay.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

How is that?

Nicholas Pope - JPMorgan - Analyst

Sounds good. Thanks.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

That may be different after my lunch with Jim Bob. How is that?

Nicholas Pope - JPMorgan - Analyst

All right. Thanks, guys.

Operator

Duane Grubert of CRT Capital Group.

Duane Grubert - CRT Capital Group - Analyst

Yes, Jim, I wonder if you could comment for us about earlier in the year, when you changed some of your reserve bookings in California based on mechanical well life. You recategorized some barrels from PDP to PUD.

I am wondering if in the interim you have seen any well-bore mechanical failures, because I think that was part of the rationale for doing that.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Well, there’s two rationales. Number one, remember we changed our management. Okay? So that was the key thing. It was more of a management philosophy to be more conservative along those lines.

We haven’t seen any additional changes on well-bore integrity and so forth. But it really got around the timing on when the big push was. Initially developing the field 10 years ago, that—where we saw kind of the rash of failures. That we wanted to make sure we took an account in our reserve bookings and so forth.

So that was a onetime adjustment. We don’t see any other adjustments going forward on that. But it was as much a methodology as it was a well failures. We feel very confident we where we are on that.

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FINAL TRANSCRIPT

Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

Duane Grubert - CRT Capital Group - Analyst

Okay. Then in terms of the great high oil prices out there, I see that your activity level continues to be pretty high. Real high actually, drilling multiple zones in the San Joaquin Valley, which is very encouraging.

At these high prices, do you anticipate that we will see some reserve additions based on price being the driver of revisions on the book?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

I think you always see some tail reserves being added. Although our tail reserves get so far out there with these prices that I don’t think it has any monetary effect. But you may see a few barrels added.

Actually, Duane, we are still active out there, but we are reducing capital in California for kind of two reasons. Number one, it is less disruptive to our existing production. Because a lot of our areas that we drill have so much well density that we found we were disrupting more production than we were trying—than we were able to get on. It was two years before it recovered.

So we continue to see better results out of our onshore properties in L.A. and San Joaquin Valley due to less disruption.

Then also, we are doing a little more rationalization toward more meaningful reserve adds with the drill bit and more meaningful projects. So trimming back the capital has not trimmed back the commitment; but it’s also—but it has had the effect of better performance.

Duane Grubert - CRT Capital Group - Analyst

Then finally, if you just hit on if there is any scheduled progress on the T-Ridge process?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Yes, there is a flurry of meetings coming up with state lands and all the counties, Santa Barbara, and so forth. We have been in discussions with them, working through the issues of leases, royalty agreements, and getting everybody onboard. That continues to progress, and that is as much as I can probably say at this point in time about it.

Duane Grubert - CRT Capital Group - Analyst

Okay, and then one quick last one. In terms of extending offers to the Pogo people, what kind of capture rate are you getting? Is it in line with what you expected?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

We got a good capture rates. We got 100% of the field people, which is key. Then we had about 80% of the offers extended, which we kind of assumed that was about where it would be.

Duane Grubert - CRT Capital Group - Analyst

Okay, thank you very much.

Operator

(OPERATOR INSTRUCTIONS) [Brian Hennessy] of Citigroup Investment.

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FINAL TRANSCRIPT

Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

Brian Hennessy - Citigroup - Analyst

Thank you. My questions have been answered.

Operator

Anthony Iorfino of Muzinich and Company.

Anthony Iorfino - Muzinich and Company - Analyst

Hi. Just wondering if you could just give a little bit of an update in terms of your thinking. With the Piceance Basin moving forward on that, what your thinking is currently in terms of capital expenditures in the near term or intermediate term, given what you believe to be the planned takeaway capacity and, obviously, price realizations there.

What’s your thinking at this point? Give us some idea of the pace of things we should expect.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Yes, Piceance Basin is coming out pretty much like we had planned. The gas prices are a little higher, it looks like next year, than we had planned. But the differentials are closing up on the—with all the marketing arrangements.

Incidentally, about the Piceance, the longer-term future takeaway capacity in the Piceance is going through this optimism phase where there is a lot of projects being talked about. If they all get built then there’s going to be plenty of takeaway capacity.

But anyway, the Collbran Valley Gas System expansion that Scott mentioned was key about getting our production, increasing it about 50%. We will have another expansion of production going by year end. We should meet our 72 Mcf a day gross production volumes; 60 million a date net for next year.

That will be kind of flat all next year, and then we will be growing it at 20% going forward, to be in a situation where the capital that we are spending now with our five rig programs of just under $200 million, 180 to $190 million.

That has a lot of expansion in it, a lot of pipeline. We are laying the Buzzard Creek Pipeline, which give us access out the Eastern side of the valley and a lot of—will basically take care of our ‘09 expansion. So we are kind of—and Collbran Valley obviously takes care of our ‘08.

So we are kind of focusing on the long-term solution out there. Obviously that will be through firm transportation at REX or one of these other pipelines. There seem to be enough of it available because there is a shortage of physical gas to fill all the gas. All the firm transportation has been contracted on those bigger pipes.

So all in all (inaudible). The Piceance, we look at it as like a big oilfield coming on just in the Gulf of Mexico. From a standpoint our capital costs are fitting our model as here in the near term. But we look pretty good in the long term as far as what the free cash flow and net cash flow out of it should be.

Anthony Iorfino - Muzinich and Company - Analyst

Right, right. Yes, exactly. I was just trying to get a sense as to what extent you’re trying to manage within cash flows.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Not next year, but ‘09, (inaudible). Really that is going to be a function of gas prices, because if gas prices continue to recover we can add. We go from five rigs to we got a seven-rig, we got a nine-rig, we 11-rig programs that we just need to kick in based on what the commodity prices will do.

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FINAL TRANSCRIPT

Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

We have enough, plenty of acreage and plenty of takeaway capacity. So we will be responsive to commodity prices there. Right now, we’re planning on a five-rig program all next year.

Anthony Iorfino - Muzinich and Company - Analyst

Okay, great. Just wondering, forgive me if you have mentioned this already, but have you given any sort of color as to, for instance, for Flatrock whether or to what extent you may be able to book some reserves for this year?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

We will be able to book some reserves this year because of the—we’re obviously putting the wells on production. We have not drilled the downdip limits to these wells, so it won’t be anything meaningful. The meaningful reserve bookings will be next year.

Anthony Iorfino - Muzinich and Company - Analyst

Great, thanks.

Operator

Larry Busnardo of Tristone Capital.

Larry Busnardo - Tristone Capital - Analyst

Hey, good morning, Jim. Just following up on the Piceance Basin there. Now that you have had that under your control here for the last several months, have you been doing anything differently there, or seeing anything different on the wells? Or has it just been kind of business as usual?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

We have given [Art Jowell] just a little more—you know, be a little more liberal on these initial wells. They have tested some of the deeper sands below the marine shale, and we have had some pretty interesting luck.

So we are finding some—it was definitely not fully explored and developed. It’s too early to tell whether these things have big lateral continuity. We have not drilled enough wells. But we are finding additional pays.

We have found that we have mapped it probably a little conservative on pay counts. But—and the big thing we have had it is that getting all the marketing out of the way, we may finally get some true flow rates next year, where unrestricted flow rates. A lot of the flow rates of the wells and the well data all reflects flow rates that have had—wells that have not been able to flow at their capacity because of marketing issues.

So we think by next year, ‘09, it’s going to one of the key things. I mean ‘08 and then going forward after that in ‘09, that you will start to really see the value that we are seeing in the Piceance on the individual well basis.

We will have enough data, probably for—in the springtime to be bringing all the analysts over the wall to see what we are seeing.

Larry Busnardo - Tristone Capital - Analyst

It sounds like in terms of IP or [AP] you’re still meeting expectations and probably will get better as you move forward.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

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Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

We are seeing better results there. But we are—we clean a well up, and 1.2 to 1.4 million a day, and then shut it in. Then we got to flow it at 600 Mcf a day, waiting on pipeline expansions and so forth.

So once we get that kind of cleaned up and we get some production here, so we get some true curves and so forth, that is what I am talking about. Where we don’t have to sit there and talk about how it’s all being done; we just show you.

Larry Busnardo - Tristone Capital - Analyst

Is the year-end target rate, is that still 12,000 BOE a day?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Yes, on a gross basis. 10 net.

Larry Busnardo - Tristone Capital - Analyst

10 net? Okay.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Yes.

Larry Busnardo - Tristone Capital - Analyst

Then just one on San Joaquin. It looks like production is up there. I think you addressed it a little bit. But is there anything being done differently, or is it just (multiple speakers)?

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

It is production management just like I talked about. It is not to be undersold. The guys are doing a good job. We are real proud of how smart our people have been out there, and also in our management and so forth, saying let’s take a different cut at this thing.

We have been having people out there with sledgehammers just beating and beating and beating on it and not—it just beat us down. So we said, let’s take a different tack and let’s be smart and prudent, and a little more finesse out there. And it’s paying off.

Larry Busnardo - Tristone Capital - Analyst

All right, great. Thanks a lot, Jim.

Operator

[Elena Golunek] of Barclays.

Elena Golunek - Barclays - Analyst

I just have one question for you. You mentioned the pro forma for the Pogo acquisition, your leverage increases, and that you are going to address that next year after the acquisition closes. Do you have a target capital structure?

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Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

No, we don’t have a target capital structure. But if you look back last year, we paid all our debt off. So that is not foreign to us.

At the same point in time, we have been pretty opportunistic about taking care of our bondholders and our debt structure at times of high oil and gas prices. I guess that would qualify for this period of time.

Elena Golunek - Barclays - Analyst

Okay. That’s all I have. Thank you.

Operator

Bob Clements of [Brittany] Capital.

Bob Clements - [Brittany] Capital - Analyst

Two questions. One, what are your thoughts about hedging some oil up at these levels?

Then the second question would relate to what you see in the way of MLP opportunities in this market. Thanks.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

I’m glad you brought that up. Obviously, MLPs have struggled here recently because of the credit markets. But that is kind of loosening up. I think the MLP market looks pretty healthy next year.

However, they have obviously got a lot of product hedged, oil hedged, and if gas starts—continues its upward movement, they have probably got a lot of gas hedged at lower levels. So they’re going to be active in the market.

We are going to continue to look at our situation there. There is no reason why we don’t take advantage of that market right after the first of the year, once we get the Pogo deal closed.

The MLP situation for PXP hasn’t changed as far as the opportunity. We just have more inventory. So we fully expect to move that direction either as—in a joint venture with somebody or as our own if we have to.

As far as hedging oil at these levels, there’s kind of two ways to take advantage of the market. That is hedging the oil at these markets or at these levels; or rationalizing assets into them. We are going to—obviously, that is our are preferred strategy, what we have done in the past.

We have stayed away from hedging since we got burned at the $37 level. That will always be branded on our backsides around here, back two or three years ago.

So what we have been doing is continuing to sell the $55 puts. The $55 puts, when you look at our cost structure being about $23 to $24 on a cash cost basis, mainly that—most of—we got $4 or $5 of interest on that cash cost, it gives us a pretty good spread to operate our business. So it’s basically buying insurance at $55 and letting the rest of it flow.

Therefore, we don’t have any hedge caps. We just—we wrote off the $36 million of ‘09 puts this year. I mean, this quarter. That had to affect our earnings. If you back those out our earnings are even much higher.

So we don’t have really any put costs left to write off the next two and a half,—two plus one—(inaudible) one quarter years. So we got full exposure to commodity prices. It served us well not to hedge it, but be prudent about the balance sheet.

The floors obviously give us an opportunity to use some leverage opportunistically like we did here in the Pogo transaction, to get more barrels per share and more barrels per employee for our Company.

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Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

So, we are going to stay with this strategy on the crude oil side. Obviously gas with some of the LNG volatility, we may look at hedging some of that if that becomes a real opportunity for us here in the next year. Those types of things.

But on the crude side, we will just kind of let the geopolitical world kind of call the price, and we are going to be a beneficiary with our wet barrels.

Bob Clements - [Brittany] Capital - Analyst

Very good. Thank you.

Operator

Gregg Brody of JPMorgan.

Gregg Brody - JPMorgan - Analyst

Good morning, guys. Just one question for you. Just trying to understand the potential size of Flatrock and just how you think about that.

Jim Flores - Plains Exploration & Production Company - Chairman, President, CEO

Our operator McMoRan has been vocal on that. I will just kind of quote them. They think the area has 1.5 TCF potential overall.

We can see that. We think as far as proved reserves and booking those types of things, we’ve got some more wells to drill. We have it kind of in our thought process around the 500 BCF is what we can engineeringly see on a probable and possible basis.

But geologically we definitely can see the potential there. And that is before we talk about a lot of the newer things and a lot of the seismic integration I talked about in my earlier comments.

So the interesting thing about Flatrock, that the pay starts below 14,000 feet. Above 14,000 feet, these same leases have produced 5 trillion cubic feet of gas. So when we talk about these types of numbers, it is only 20% of the overall field production is 1.5 Ts.

This is one of the key fields that made Texaco Texaco back in the first—in the last century. So to have access to this acreage and with Chevron and McMoRan and Jim Bob is truly a unique experience for PXP. We are going to be there and drilling wells for a long time in the Flatrock area.

Gregg Brody - JPMorgan - Analyst

Thank you.

Operator

Thank you. There appear to be no further questions at this time. I will now turn the floor back over to Mr. Winters for any closing remarks.

Scott Winters - Plains Exploration & Production Company - VP IR

I think that’s it. Thanks, everybody, for joining us today. Call if you have any questions.

Operator

Thank you, ladies and gentlemen. This does conclude today’s teleconference. You may disconnect all lines at this time and have a great day.

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Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

ADDITIONAL INFORMATION & FORWARD LOOKING STATEMENTS

This press release contains forward-looking information regarding PXP that is intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities, events or developments that PXP expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements regarding:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	reserve and production estimates,

•	oil and gas prices,

•	the impact of derivative positions,

•	production expense estimates,

•	cash flow estimates,

•	future financial performance,

•	planned capital expenditures, and

•	other matters that are discussed in PXP’s filings with the SEC.

These statements are based on our current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2006, for a discussion of these risks.

All forward-looking statements in this report are made as of the date hereof, and you should not place undue reliance on these statements without also considering the risks and uncertainties associated with these statements and our business that are discussed in this report and our other filings with the SEC. Moreover, although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except for any obligation to disclose material information under the Federal securities laws, we do not intend to update these forward-looking statements and information.

PXP AND POGO HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING PXP, POGO AND THE ACQUISITION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN SENT TO SECURITY HOLDERS OF PXP SEEKING THEIR APPROVAL OF THE ISSUANCE OF SHARES OF PXP STOCK TO BE USED AS MERGER CONSIDERATION AND SECURITY HOLDERS OF POGO SEEKING THEIR APPROVAL OF THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY PXP AND POGO WITH THE SEC AT THE SEC’S WEBSITE AT http://WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (713) 579-6000, E-MAIL: JPANKEY@PXP.COM.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO POGO) MAY ALSO BE OBTAINED FOR FREE FROM POGO BY DIRECTING A REQUEST TO POGO PRODUCING COMPANY, 5 GREENWAY PLAZA, SUITE 2700, HOUSTON, TX 77046,

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Nov. 01. 2007 / 10:00AM ET, PXP - Q3 2007 Plains Exploration Earnings Conference Call

ATTENTION: CLAY JEANSONNE, TELEPHONE: (713) 297-5000, E-MAIL:

JEANSONC@POGOPRODUCING.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus on file with the SEC. Information concerning beneficial ownership of PXP stock by its directors and certain executive officers is included in its proxy statement dated March 29, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.

Pogo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Pogo’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus on file with the SEC. Information concerning beneficial ownership of Pogo stock by its directors and certain executive officers is included in its proxy statement dated April 20, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.

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